UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road Hongqiao Airport Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 24, 2010	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

CONTINUING CONNECTED TRANSACTION
EXCLUSIVE OPERATION OF MEDIA RESOURCES

On 24 March 2010, the Company and the Advertising Company entered into the Agreement, under which, the Company agreed to grant the Advertising Company exclusive rights to operate the media resources of the Company.

The Advertising Company is interested as to 55% by, and thus an associate of, 中國東方 航空集團公司(China Eastern Air Holding Company), which is a substantial shareholder of the Company. As such, the Advertising Company is a connected person of the Company and the Transaction constitutes a continuing connected transaction of the Company under the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Transaction is expected to be less than 2.5% on an annual basis, the Transaction is only subject to the reporting and announcement requirements and is exempted from the approval of the independent shareholders of the Company pursuant to the Listing Rules.

THE AGREEMENT

On 24 March 2010, the Company and the Advertising Company entered into the Agreement, pursuant to which, the Company agreed to grant the Advertising Company exclusive rights to operate the media resources of the Company.

Pursuant to the Agreement, the Advertising Company will have the following exclusive rights:

(i)	to distribute the in-flight reading materials to the customers of the Company;

(ii)
to operate the advertisement in the media resources of the Company, which includes the folding tables, occipital plate to the seat, in-flight radios and video entertainment programmes, advertisement system on airport shuttles, website and mobile connection (mobile phones); and

(iii)	to be commissioned to purchase in-flight entertainment programmes (which may include the content of the advertisements) from independent third parties or produce such programmes on its own.

For other exploitable media resources that are not included in the preceding paragraphs, the Company has the right to invite public bidding. The Advertising Company has the priority to develop and operate the aforementioned exploitable media resources if in the bidding process the Advertising Company offers the same terms as the other bidders.

Consideration

The operation fees payable by the Advertising Company to the Company for the Transaction increase by 7.5% annually, which are RMB12.00 million, RMB12.90 million and RMB13.87 million for 2010, 2011 and 2012 respectively. The annual operation fees are payable into the bank account as designated by the Company in two equal instalments, first instalments will be paid by 31 January and the second instalments will be paid by 31 July.

In addition, as referred to in the 2008 CCT Announcement, the Advertising Company will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry. Pursuant to the Agreement, in relation to the advertising design and the image promotion of the Company which will be advertised on the media resources, the Advertising Company has agreed to provide the Company the advertisement position or time interval with a value of approximately RMB30 million every year. If such fees exceed RMB30 million, the Company shall pay the excess of such amount to the Advertising Company. As mentioned in the 2008 CCT Announcement, the operation fees payable to the Advertising Company for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such operation fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the Advertising Company to independent third parties. The Company expects that the annual caps of the service fees payable by the Company to the Advertising Company as stated in the 2008 CCT Announcement will remain unchanged.

Terms

The term of the Agreement is 3 years commencing from 24 March 2010 to 31 December 2012. The parties may extend the terms upon mutual agreement in writing pursuant to the Agreement, and the term of extension will be 3 years.

Termination

The Agreement will be terminated upon, inter alia, the occurrence of the following events:

(i)	the term of the Agreement expires;

(ii)	the parties enter into a termination agreement; or

(iii)	the Agreement is terminated according to the laws, regulations or judgments or decisions of court or arbitral award of arbitral tribunal.

Reasons for and benefits of the Transaction

The Advertising Company has been engaged in the professional aviation media business for a long time and has the relevant experience in aviation media business. In addition, the Advertising Company, being a company having established a long term cooperation relationship with the Group in the operation of media resources, has a better understanding of the corporate culture and the brand of the Group. The Directors believe that through the Transaction, the development and utilization of the media resources of the Company will be more professional.

Annual caps

The Group aims to continuously enhance its service quality and with additional aircraft coming into operation, the scale of the fleet of the Group will expand. As a result, there will be more media resources available which will lead to a corresponding increase in the operation fees payable by the Advertising Company to the Company. The operation fees for the media resources are determined based on the scope and depth of the development of the media resources, and the estimated annual caps are based on the assumption that the operation fees will increase as a result of the development and expansion of the scope of the media resources.

The annual operation fees payable by the Advertising Company to the Company for the three financial years ending 31 December 2010, 2011 and 2012 are not expected to exceed RMB30 million, RMB40 million and RMB50 million respectively.

IMPLICATION UNDER THE LISTING RULES

The Advertising Company is interested as to 55% by, and thus an associate of, 中國東方航 空集團公司 (China Eastern Air Holding Company), which is a substantial shareholder of the Company. As such, the Advertising Company is a connected person of the Company and the Transaction constitutes a continuing connected transaction of the Company under the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Transaction is expected to be less than 2.5% on an annual basis, the Transaction falls within Rule 14A.34 of the Listing Rules and is subjected to the reporting and announcement requirements only and is exempted from the approval by the independent shareholders of the Company under the Listing Rules.

Based on the information described above and taken into consideration all matters as set out in the Agreement and the transactions contemplated thereunder, the Directors (including independent non-executive Directors) believe that the terms of the Agreement are fair and reasonable and in the interests of the Company’s shareholders as a whole.

INFORMATION OF THE PARTIES

The Company is principally engaged in the business of civil aviation.

The Advertising Company is principally engaged in business of multi-media advertising operations, including advertising design and production, and organising promotional functions and campaigns.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2008 CCT Announcement”
means the announcement of the Company dated 29 April 2008 in relation to, inter alia, the continuing connected transactions of the Company in relation to the Advertising Services Renewal Agreement, pursuant to which the Advertising Company will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry;

“Advertising Company”	means 東方航空傳媒有限公司 (Eastern Aviation Advertising Co, Ltd);

“Advertising Services Renewal Agreement”
means the advertising services renewal agreement dated 29 April 2008 entered into between the Advertising Company and the Company, pursuant to which the Advertising Company will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry (please refer the announcement of the Company dated 29 April 2008 for details);

“Agreement”
means the agreement entered into between the Company and the Advertising Company on 24 March 2010, under which, the Company agreed to grant the Advertising Company exclusive rights to operate the media resources of the Company;

“Company”
means 中國東方航空股份有限公司 (China  Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi yuan, the lawful currency of the PRC; and

“Transaction”	means the exclusive rights to operate the media resources of the Company granted to the Advertising Company by the Company pursuant to the Agreement.

By order of the board  of Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors, as at th e date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Xiaogen	(Independent Non-executive Director)
Ji Weidong	(Independent Non-executive Director)

Shanghai, the PRC
24 March 2010